                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of November, 2001
                                         --------------
                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
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Description of document filed:  AMVESCAP ("ESOP") PURCHASED 56,880 SHARES AND
                                ---------------------------------------------
                                SOLD 666 SHARES FOF THE PLAN.
                                -----------------------------

AMVESCAP PLC
262507
IMMEDIATE RELEASE  8 NOVEMBER 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that:-

On the 29 October 2001, the Trustee of the AMVESCAP Employee Stock Ownership Plan ("ESOP") purchased 56,880 Ordinary Shares and on 1 November 2001 sold 666 ordinary shares at a price of (pounds sterling)8.98 and (pounds sterling)8.18 respectively, on behalf of the AMVESCAP Employee Stock Ownership Plan. The Company was notified of these transactions on 8 November 2001.

Executive Directors of AMVESCAP PLC who are participants in the Employee Stock Ownership Plan are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustees.




8 NOVEMBER 2001

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  8 November, 2001                     By  /s/ ANGELA TULLY
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                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary